A Brand Like a Friend

03 JUL 15 AM 7:21

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


03024519

SUPPL

Abteilung / dept.	Recht / Law Department VJC - Corporate Matters
Telefon / phone (direct)	(+49-211) 797 8959
Telefax / fax (direct)	(+49-211) 798 2463
E-Mail	thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message	

Datum

2003-07-01

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

Ladies and Gentlemen:

Enclosed please find Henkel's Press Release: "Henkel acquires Majority Stake in Central American Detergents Producer".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

T. Kühn H. Nicolas

dlw 7/15

Encl.

Postanschrift
Henkel KGaA
D-40191 Düsseldorf

Firmensitz
Henkelstraße 67
D-40589 Düsseldorf

www.henkel.com
Telefon (+49-211) 797-0
Telefax (+49-211) 798-4008
K:\Kühn\SEC Schreiben\SEC 137-2003.doc

Bankverbindungen
Commerzbank AG
Düsseldorf
Konto 1 109 222
(BLZ 300 400 00)

Deutsche Bank AG
Düsseldorf
Konto 2 272 409
(BLZ 300 700 10)

Dresdner Bank AG
Düsseldorf
Konto 2 114 565
(BLZ 300 800 00)

Kommanditgesellschaft
auf Aktien

Handelsregister
AG Düsseldorf HRB 4724
Sitz Düsseldorf

Aufsichtsratsvorsitzender:
Dipl.-Ing. Albrecht Woeste

Geschäftsführung:
Dr. Ulrich Lehner (Vorsitzender)
Guido De Keersmaeker
Dr. Jochen Krautter, Dr. Klaus Morwind,
Prof. Dr. Uwe Specht
(persönlich haftende Gesellschafter)

Alois Linder, Knut Weinke

Press Release

Strengthening its detergents business

Henkel Acquires Majority Stake in Central American Detergents Producer

The Henkel Group has purchased a majority stake in the Central American company La Luz S.A., based in Guatemala City, Guatemala. La Luz S.A. manufactures and markets detergents and household cleaners in the Central American region.

Düsseldorf, Germany – The Henkel Group has acquired a majority stake in the Central American detergents manufacturer La Luz S.A. The transaction is effective June 30, 2003. The company, based in Guatemala City, Guatemala, produces detergents and household cleaners. La Luz S.A. is a family-owned company with over 60 years of experience in the detergents business and holds a strong market position in Central America. The company achieved sales of approx. 35 million euros in the 2001/2002 fiscal year.

"This acquisition helps us to sustainably expand our detergents business in a promising market", says Dr. Klaus Morwind, Executive Vice President Laundry & Home Care of the Henkel Group. "A decisive advantage arising from this transaction are the synergies resulting from the technological and marketing know-how of the Henkel Group combined with the experience of our new partner in its local business environment."

Henkel has been operating on the Latin American detergents market since its market entry in Mexico in the year 2000.

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas - Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. The Company is represented in over 75 countries. In the first quarter 2003, the Henkel Group generated sales of 2.3 billion euros and an operating profit (EBIT) of 168 million euros. 50,000 employees work for the Henkel Group worldwide. Henkel brands and technologies are available in 125 countries around the world.

July 1, 2003

This information contains forward-looking statements based on the current beliefs and estimates of Henkel's management. They are not guarantees of future performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the Company's actual results or performance to be materially different from those expressed or implied by such statements. Many of these risks and uncertainties relate to factors that are beyond Henkel's ability to control or estimate precisely, such as future market and economic conditions and the behavior of other market participants. Henkel does not intend nor assume any obligation to update these forward-looking statements.

Contact:
Henkel Group
Corporate Communications
Ernst Primosch
Phone: +49-211-797-3533
Fax: +49-211-798-2484
Email: press@henkel.com

Lars Witteck
Phone: +49-211-797-2606
Fax: +49-211-798-9208

press.henkel.com

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